Filed by The Mead Corporation
                          pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934
                                         Subject Company:  The Mead Corporation
                                                     Commission File No. 1-2267

Jerry Tatar and John Luke, Jr., Interview
WHIO-AM (1290) Chad Duff
December 3, 2001

DUFF: Hello. My name is Chad Duff with NewsTalk 1290 WHIO in Dayton. I recently had a chance to sit down with Jerry Tatar, the Chairman and CEO of Mead, and John Luke, the Chairman and CEO of Westvaco, to talk about the upcoming merger of the two companies. Now you are going to get a chance to hear the interview that I did with those two CEOs in its entirety.

TATAR: We have integration teams in place that are made up from employees of both companies and they are working very hard on putting the specifics together that will actually try to turn our aspirations into a reality.

DUFF: When did things start to come into line? When did you say, "Hey this is something that would make sense for both companies?"

LUKE: Jerry and I have known each other for some time, and there is a great deal of similarity and strategy between Mead and Westvaco. Early last winter, Jerry and I began a conversation about potential strategic opportunities and out of those conversations came the opportunity to combine Mead and Westvaco in a merger of equals.

DUFF: Let's talk about the merger. How is it going to affect the hierarchy to start with? I mean, who is going to be the man and how is that going to work?

TATAR: Like in all the things that we have tried, we have approached this as a merger of equals. We have put in place a type of proposition where we can take the best from both companies and try to bring them into this new company, and to do that, we need resources and basically people from both companies to be in leadership roles. John and I early on decided how we would kind of split up our role. I am going to be chairman and John will be CEO of the new company. We just worked through the different people that we have in the different areas and tried to pick some very superior leaders for the different parts of the company. To a great extent, although we didn't try, it pretty much came out 50/50.

LUKE: I would just add that while clearly there was some obvious decisions that need to be made, the real focus here is taking two industry-leading companies and combining them to create a new company, MeadWestvaco. It is going to be a company with scale and strategic focus, and a true leader in growing global markets. That's where most of our focus has been spent.

DUFF: I came into the Miami Valley in 1994 and as you are coming into the Dayton and see the sky line, one of the things that you are going to see is the Mead building. I am a University of Dayton guy, and I know the chapel logo, a lot of this stuff includes Mead. So, Mead is something I have been familiar with since I came here. Of course, there are a lot of folks in the Miami Valley that have been familiar with this company a lot longer than me, so obviously there is going to be nervousness when you start to talk about a merger. What has been the reaction of people inside the company?

TATAR: I think almost everybody, whether it's employees or the outside investment community, understand we are doing the right thing, given economic conditions and the situation in the forest products industry. We are bringing two good companies together, two very good companies, and what we are creating is going to be spectacular, if we do it right. It will be the strongest player in the forest products industry and I think people understand that, but to do it, I mean there is some anxiety created and some angst created because we are going to be going through some very significant change, and the neat thing is, we've got people from both companies working on making those decisions and coming up with the recommendations that we will follow through. So, there will be some significant changes, but in the end, it is going to be a very strong company.

LUKE: I think Jerry is right on target and I would simply add that this is all about creating a new company, MeadWestvaco, whose name will be on top of the building, I presume. What is great is that teams compromised of people from both Mead and Westvaco are the ones who are making the recommendations that will be advanced as we create this new company.

DUFF: Big changes are in store. What are we talking about there, what are some of the changes that this company is going to see?

TATAR: Most of them are very positive. In the product segments that we are going to focus on, where we talk about coated paper, specialty paper, and packaging and consumer and office products, and specialty chemicals, this company, MeadWestvaco, is going to be a leader, an international leader in every one of those segments. So, right out of the blocks, this company is going to be dealing from strength and the business segments that it deserves, so our employees are going to have a much greater chance for growth, for improving profitability, for taking their ideas and turning them into action because this company is going to have a lot of resources. So, I think most of the changes and most of the things that people will see are going to be pretty positive. Now, there will be a transition period to get us from here to there, and during that time, there is going to be some cost-cutting and some cost reduction that will be part of the $325 million dollars of synergies that we have identified. We are going to try to get most of that done very early in the process, and then we will move on to the most positive thing, which will be growing a superior company.

DUFF: Have there been some employees already that have been notified, hey, you know we're restructuring and you're not going to make it through to what the new plans are, or have those decisions not been made yet?

LUKE: No, those decisions have not been made yet. This is the work of the integration teams that we have talked about. They are presently in the process of developing recommendations that will deal with organizational design and who the leaders of these respective organizations ought to be, so this work will take place following the completion of the transaction, which we would expect to occur in the early, middle part of January.

DUFF: Any idea, Jerry, at this point in time, or John, either one, I mean I realize that it's not there yet, but are you talking ballparks yet, or as far as a figure, or is it just still not known yet?

TATAR: We're just not ready to bring out a figure because it would be premature. There is a lot of work going on and I think we will just wait until the work is in and announce it when it is appropriate.

LUKE: I would simply add to that that the power of this transaction is not based on reducing head count. Clearly, there will be some. It is about the opportunity to achieve cost efficiencies through optimization of the manufacturing platform and through building a sound strategic platform, the new company, and that really has been where the focus is.

DUFF: I know that when the initial announcement came out, and refresh my memory if I am misspeaking here, but the corporate offices will not be here in Dayton. Is that correct? How is that going to work?

TATAR: The way we are going to do it is the corporate headquarters, the executive corporate headquarters will be in Stanford, Connecticut, and that means that there will be a cadre of the top officers of the company who will be headquartered there, numbering maybe 150, something like that. And, then other corporate staff headquarters will be in Dayton, and they might also be in Richmond, and they might also be in Charleston, because these are locations that Westvaco has had. But, there was a commitment to have significant corporate resources in Dayton, and the Paper division and Consumer and Office Products division will be continued to be headquartered here. I think John has been pretty clear about that.

LUKE: I am very enthusiastic about the role that Dayton will play in the future of MeadWestvaco. I plan to have an office here; I plan to spend a significant amount of time here, and getting to know the businesses and the community just that much better.

DUFF: John, Mead has been a big player in this community for a long time, a lot of years, and in a lot of different aspects, but one thing it's a lot of charity work and we see the Mead name involved in a lot of different things. What's your philosophy there and are we going to see that same involvement from MeadWestvaco?

LUKE: I certainly don't anticipate any material changes. Westvaco respects that way of doing business. The communities within which we have operated over the years have had a wonderful relationship with our company. We have valued that. This is one of the many reasons that I think Mead and Westvaco were able to come together, because we share so many of the same community and business values.

DUFF: Where does this merger take both these companies? How does it strengthen these companies and turn Mead and Westvaco into one and make it so powerful?

TATAR: Well, it does in I guess two major ways. In the markets in which we participate, when you sum the total of what we independently do in those things and you look at it as a combined entity, we become much stronger players. By segment, we are a much more powerful force in the four or five areas that we are focused on. In addition, although overall size wasn't the criteria for this, MeadWestvaco will rise appreciably in total sales volume in the forest products industry. We think because of that overall size and because of our segment approach, we are going to be the strongest player, not the biggest, but the strongest player in forest products. We think we will actually be one of the better investments in all of basic materials. It's a combination of segment share, segment position, and then overall size of the company. This company is going to be strong on all counts.

DUFF: I know there was a press release that came out today, and whoever wants to take this one from me, the closing today of the plant in England, can we talk about that a little bit?

TATAR: Yeah, I'm probably the best one. Devon Valley is part of our Specialty Paper division. In our Specialty Paper division, we focus on a very specific area called decorative laminates. It's the kind of products used on decorative flooring, countertops in your kitchen, and that type of thing. We've focused on it for years and we have a very strong market position. Devon Valley gives us the facility to do some of that. We also do some of that here in the United States, but it got us into some other things that we are not particularly very big at, things like auto filters and some of those kind of things. We decided for the profitability of that division, that it was best to sell off the pieces of the product lines that we weren't particularly strong in and to focus on decorative laminates. It had very little to do with this particular merger.

LUKE: And I would just add to that that this move is consistent with what both companies have been pursuing independently over time and certainly since the announcement of this transaction at the end of August. Westvaco has closed certain facilities, Mead has engaged in similar restructuring, and we would expect as we go forward for older, less efficient, less viable equipment or facilities, to be taken out of the system over time as we optimize the business that we are creating.

DUFF: John, as you start to get a feel for Dayton and for Mead, and the company, what are some of the things that really excite you about the Miami Valley and the Mead company?

LUKE: Well, there is a tremendous work ethic out here. There are tremendous values. I haven't met a person who isn't enthusiastic about this transaction, about the opportunity to help create a powerful MeadWestvaco, and that first and foremost is what enthuses me the most.

DUFF: We've been talking about the benefits, but let's go back to the folks once again here in Dayton. Jerry, what has been the reaction? Do you think you have a bunch of nervous folks walking around the building, kind of slinking around, or what has the mood been like?

TATAR: I don't want to understate any anxiety that exists because of the change. I mean people know there is going to be change and therefore, they understand that things won't be quite the same as they were. But it is very positive, the attitude is very positive about the strength of the new company, our ability to get things done in the future. Their future for a career in MeadWestvaco is going to be greatly enhanced because of the extra firepower and financial resources that the new company will have. I would say it is three-quarters very positive and then there is that one-quarter that have anxiety about change. I think once we get the specific plans on the table, which we will do in the early part of the year, hopefully that will clarify all that and then we will move toward 100 percent excitement and get the anxiety out of the system.

DUFF: John, from the Westvaco end, what's the reaction there? Are your folks excited or nervous that maybe people from Mead are going to be coming into what are their jobs?

LUKE: Well, I think the reaction is very much the same. I think we have tremendous enthusiasm for this transaction throughout Westvaco. That said, there are people in the company, 20 to 25 percent, as Jerry has suggested here, who are no doubt anxious about whether their future will be impacted. This is very normal given the stage that we are going through. But I think by and large once we move through the post closing period, we will be able to identify what the organization is going to look like. I join Jerry at that point looking forward to having 100 percent totally on board.

DUFF: I have asked a bunch of questions and talked about a bunch of different things. If you were to sum up for 1) the people of both companies and 2) the folks in the Miami Valley, why this is positive, why this is a good thing, and what excites you so much about it. Just kind of in your own words without my questions guiding you, what would you say to the folks in the Miami Valley?

TATAR: I know the people in the Miami Valley are concerned about the charitable giving and the employee involvement. The key is that none of that is possible, unless we have a fundamentally sound and growing company, and the idea of bringing Mead and Westvaco together enhances that. It makes us a very powerful company and a company that not only will survive, it will prosper and succeed. When you can do that, then the other things come with it, and we have every intention of letting the other things come with it. The employees of MeadWestvaco I'm sure will want to stay involved in community affairs, etc., and we are going to give them every opportunity to do that.

LUKE: I would certainly agree with everything Jerry has said. MeadWestvaco will be an unparalleled leader in the markets in which we compete. That bodes great strength and a great future for MeadWestvaco.

DUFF: I hope you enjoyed my sit-down with John and with Jerry and if you are ever in the Miami Valley, please turn into NewsTalk 1290 WHIO. We will always give you the very latest in weather, traffic, news, and sports. Thanks for taking the time to listen to this interview and hope you have a great day.

Legal Disclaimer:

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention:
John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead and Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.